RESIDENT IN ATLANTA OFFICE

DIRECT DIAL: (404) 572-4561

JWHEELER@POGOLAW.COM

August 10, 2006

Via Federal Express

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attn: Jessica Livingston

Re:	First Niles Financial, Inc.

Preliminary Proxy Statement and Schedule 13E-3

File Number: 0-24849

Filed June 29, 2006

Ladies and Gentlemen:

On behalf of our client, First Niles Financial, Inc. (the “Company”), we are responding to the comments received from your office by fax dated July 26, 2006 with respect to the above-referenced Preliminary Proxy Statement and Schedule 13E-3. We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the proxy statement.

Shareholder Letter

1.	Revise the second paragraph to indicate which Articles Incorporation are to be amended by adding a new Article Fourteenth.

We have revised this paragraph accordingly.

2.	Revise the penultimate sentence in the fourth paragraph to state that delisting “will” result in limiting liquidity. In addition, revise the last sentence to delete the OTCBB as that would require the Company to be a fully reporting company with the Securities and Exchange Commission.

As to the first comment, we have revised this paragraph accordingly.

As to the second comment, we respectfully disagree. According to OTCBB Service Rules, a market maker who is an OTCBB subscriber can list securities of an issuer if the issuer of the security is a bank or savings association that is not required to file reports with the Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act and, subject to a 60-calendar-day grace period, the issuer of the security is current with all required filings with its appropriate federal banking agency or State bank supervisor (as defined in 12 U.S.C. 1813). See OTCBB Service Rule 6530, OTCBB-Eligible Securities, available at www.otcbb.com/aboutOTCBB/servicerules.stm#6530. Additionally, we are aware of at least one thrift holding company, Home Loan Financial Corp., whose stock is listed on the OTCBB under the symbol HLFN.

Securities and Exchange Commission

August 10, 2006

3.	Here, on the cover page of the proxy statement, and the summary term sheet section, prominently disclose that current common security holders that are to receive the newly authorized preferred stock will receive no additional compensation, will lose their ability to vote their shares, will receive even less liquid securities, and will lose the benefits of holding Section 12 registered securities. Provide the same disclosure in each place in the proxy statement where you discuss what security holders subject to the reclassification will receive.

We have made these suggested revisions.

4.	Revise to refer to the preferred stock as “Series A Preferred Stock” both herein and throughout the Letter, Notice and Proxy Statement.

We have made this suggested revision.

Notice of a Special Meeting...

5.	Revise the items listed to reconcile with the proxy card, i.e., item (2) is different than number 2 on the proxy card.

We have revised the listed items accordingly.

Proxy Statement

General

6.	We note that you are purporting to create two classes of securities out of what is currently a single class of common stock, for the purpose of taking the company private by causing each “new” class to be held by less than 300 shareholders of record. In your response letter, provide your legal analysis as to why the common stock and preferred stock are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Also, please provide a formal opinion of counsel that your common stock and your newly authorized preferred stock are separate classes of securities under state law. Your response should also provide counsel’s legal analysis as to why it is opining that your common stock and the newly authorized class of preferred stock are in fact separate classes under state law. In this regard, the analysis should include a detailed discussion and comparison of each feature of your common stock and the preferred stock and why the rights of each class support the opinion of counsel. Further, the analysis should specifically address that the preferred stock is convertible into common stock upon a change of control.

Enclosed as Exhibit A to this response letter is our firm’s opinion letter relative to the separate classes of stock. The remainder of the response to this comment appears below.

Section 12(g) of the Securities Exchange Act of 1934 (the “Act”) generally provides that every issuer of securities shall, within 120 days after the last day of its first fiscal year during which the corporation has total assets exceeding $1 million and a class of equity security held by record of 500 or more persons, register such security with the U.S. Securities and Exchange Commission (the “SEC”). For purposes of determining the applicability of these registration requirements to corporations, Section 12(g)(5) of the Act defines the term “class” to include all securities of a corporation which are of substantially similar character whose holders

Securities and Exchange Commission

August 10, 2006

enjoy substantially similar rights and privileges.

The Company’s common stock and Series A Preferred Stock are separate classes of securities because they are not substantially similar in character and the holders of the Company’s common stock and Series A Preferred Stock will not enjoy substantially similar rights and privileges. Specifically, the Company’s common stock and Series A Preferred Stock have substantially different rights and limitations with respect to voting, dividends and liquidation. These differences are summarized below:

a.	Voting Rights: Holders of Series A Preferred Stock are entitled to vote only upon proposals for a consolidation or merger of the Company, a share exchange, or a sale, lease, exchange or transfer of all or substantially all of the Company’s assets upon which holders of the common stock are entitled to vote (a “Change in Control”). Such limited voting rights contrast with the unlimited voting rights afforded to holders of the common stock, including, significantly, the right to vote on the election of directors of the Company, the adoption of stock incentive plans, and most charter amendments.

b.	Dividend Preference: Holders of Series A Preferred Stock are entitled to a preference in the distribution of dividends, when and if declared and paid by the Company, so that holders of the Series A Preferred Stock are entitled to receive dividends in an amount not less than 105% of those paid to holders of common shares, such payment to holders of the Series A Preferred Stock to be made prior to the payment of dividends to the holders of common stock.

c.	Liquidation Preference: Holders of Series A Preferred Stock are entitled to a preference in the distribution of assets of the Company in the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, equal to the greater of the book value per share, the amount per share to be paid to common shareholders, or $11.66 per share. If upon liquidation, dissolution or winding up, the amounts so payable are not paid in full to the holders of all outstanding shares of Series A Preferred Stock, then the holders of Series A Preferred Stock will share ratably in any distribution of assets in proportion to the full amounts to which they would otherwise be respectively entitled. Holders of the Company’s common stock are only entitled to receive, after the prior rights of creditors and holders of the Series A Preferred Stock are satisfied, a ratable share of any remaining assets of the Company available for distribution.

The SEC has agreed that two types of stock which differ in liquidation preference and voting rights are not of the same class. In a No-Action letter, the SEC concurred with Motorola, Inc.’s view that its common stock (which had a $2.00 liquidation preference compared to its Class A common stock) and its Class A common stock (which had a 4-to-1 voting edge over the common stock) were not the same class of securities under Section 12(g)(5). Motorola, Inc., SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 78,703 (December 30, 1971). Similarly, the Company’s common stock and Series A Preferred Stock should not be considered to be of the same “class” of stock because the Series A Preferred Stock has a liquidation preference and limited voting rights compared to the common stock. The Company’s Series A Preferred Stock also contains a dividend preference to the common stock. We believe these are all substantial differences in the rights and preferences in the two classes of stock.

The SEC has agreed that different voting rights is enough to create separate classes of stock.

Securities and Exchange Commission

August 10, 2006

At the request of Crawford and Company, the SEC agreed that the lack of certain voting rights of one class of security precluded the holders of that class from enjoying substantially similar rights and privileges as holders of an otherwise identical class of stock that could vote. Crawford and Company, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 79,673 (April 19, 1991). The holders of stock with limited voting rights in Crawford had voting rights with respect to (1) certain merger, share exchange, reclassification or recapitalization transactions; (2) amendments to the company’s certificate of incorporation affecting their voting rights; and (3) matters they were entitled to vote upon pursuant to Georgia law. Id. Holders of the Company’s Series A Preferred Stock will be able to vote in limited circumstances, including immediately prior to the closing of a Change in Control, much like the “nonvoting” stock in Crawford.

While the Company is replacing one security with another that is convertible into common shares, the classes are not substantially similar, nor will the holders of each class of stock share substantially similar rights and privileges. The SEC has concluded that when one class of security has the right to convert into another class of security, the former class of security should not be considered to be in the same class as the latter security. Town and Country, No-Action Letter, 1971 WL 7606 (March 11, 1971). The SEC has maintained that the language of Section 15(d) does not indicate that a company’s common stock and warrants to purchase shares of such common stock should be considered the same class of security. Town and Country, No-Action Letter, 1971 WL 7606 (March 11, 1971). Id.

Given the differing character of the two classes of securities and the different rights and privileges afforded to holders of the Series A Preferred Stock as compared to holders of the common stock, the two securities should not constitute the same “class” of securities for purposes of Section 12(g)(5) of the Act.

Analysis Under Delaware Law

Pursuant to the Delaware Code (the “Code”), the board of directors of a Delaware corporation has the authority to determine the preferences, limitations and relative rights of any class or classes of the corporation’s stock. 8 Del.C. § 151. The distinguishing designations of separate classes of stock must be prescribed in the corporation’s certificate of incorporation or resolutions adopted by the board of directors establishing such designations. Id. Section 8-151(a) of the Code provides:

“Every corporation may issue 1 or more classes of stock or 1 or more series of stock within any class thereof, any or all of which classes may be of stock with par value or stock without par value and which classes or series may have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the certificate of incorporation or of any amendment thereto, or in the resolution or resolutions providing for the issue of such stock adopted by the board of directors…”

The Code does not provide any standard for minimum differences that separate classes of stock must have to qualify as distinct classes and allows the rights of a class to change if the board of directors describes the circumstances in which such rights will change in the certificate of

Securities and Exchange Commission

August 10, 2006

incorporation or a resolutions adopted by the board of directors and filed with the Delaware Secretary of State.

The Company’s board of directors is proposing an amendment to the Company’s certificate of incorporation that will create a new class of preferred stock with rights and privileges defined by the certificate stating such rights and privileges to be filed with the Delaware Secretary of State. Under Delaware law, the new class of stock will be separate and distinct from the Company’s common stock.

7.	The staff notes that Eighth Article, Section A.5. and the Twelfth Article appears to indicate that reclassification of securities and amendments to the Articles for the purpose of reclassifying securities require an 80% supermajority vote. Please provide a legal analysis of why those Articles do not require such a supermajority vote.

Article Eighth requires an 80% supermajority vote to approve a reclassification that has the effect of increasing the ownership of a 10% shareholder relatively more than other shareholders generally. Because the ownership of all shareholders maintaining ownership of the Company’s common stock will be increased by the same proportion, a supermajority vote to approve the Reclassification is not necessary.

Article Twelfth requires an 80% supermajority vote to approve an amendment to or to repeal Article Twelfth, Sections B or C of Article Fourth, Sections C or D of Article Fifth, Article Sixth, Article Seventh, Article Eighth or Article Tenth. Because shareholders are not being asked to amend or repeal such articles, a supermajority vote to approve the Reclassification is not necessary.

8.	Please confirm to us, in a supplemental response, that the proxy statement will be sent or given at least 20 calendar days prior to the meeting date.

We hereby confirm to you that the proxy statement will be sent or given at least 20 calendar days prior to the meeting date.

9.	Eliminate the use of defined terms in the forepart of the document.

We have revised this portion of the document accordingly.

Securities and Exchange Commission

August 10, 2006

Proxy cover page

10.	Revise to disclose that there is and will be no attempt by the Company to control transfers of common or preferred shares and the possibility that in the future there would again be 300 holders requiring re-registration with the Securities and Exchange Commission.

We have made this requested disclosure.

11.	Revise the proxy statement to indicate it is in preliminary form.

We have made this requested revision.

Important Notices

12.	Please move this section to later in the filing. The proxy statement should begin with the Summary Term Sheet.

We have revised the document accordingly.

13.	Please delete the first paragraph. It is not material to the matter that is the subject of the proxy statement.

We have deleted the first paragraph.

Summary Term Sheet, page 1

14.	Revise the “Dividend Rights” subsection to disclose the date the last dividend was declared, the amount and the total amount of dividends paid during the last 2 full fiscal years.

This disclosure has been revised accordingly.

15.	Where practicable, provide for each bullet point a cross-reference to the more detailed discussion. See Item 1001 of Regulation M-A.

We have revised the document accordingly.

Effects of the Reclassification, page 3

16.	Revise the seventh bullet to indicate that market liquidity will be reduced.

We have made this requested disclosure.

17.	Revise the eighth bullet to add a beginning sentence clarifying that pro forma earnings and book value will not change but due to accounting rules resulting from the reclassification the presentation of basic earnings and book value will change.

We have added the requested sentence.

Securities and Exchange Commission

August 10, 2006

Reasons for the Reclassification, page 4

18.	In this section more specifically discuss the reasons for the particular structure. That is, why did the board choose a method of going private that will result in unaffiliated security holders receiving unregistered securities with no voting rights?

We have revised the document accordingly.

Fairness of the Reclassification Transaction; Board Recommendation, page 4

19.	We note your second bullet on page 5 stating “the advantages and disadvantages of the rights, preferences and limitations of the Series A Preferred Stock will balance in comparison to the relative rights of our common stock.” In light of the loss of voting rights for the Series A Preferred Stock, the loss of listing on the Nasdaq, and, the loss of the protections of the Securities and Exchange Act, we believe that you should support the statement regarding relative value here. Further, you should provide balance in such disclosure, discussing the differences in voting rights, the loss of the protections of the Securities Exchange Act, the loss of Nasdaq listing and the likelihood that any future market listing will most likely only be available to the common stock holders.

We have amplified the discussion in this section accordingly.

20.	Revise to add a bullet explaining why a fairness opinion was not sought.

We have revised the document accordingly.

21.	Revise the last bullet to indicate the market price as of the most recent practicable date.

We have made the requested revision by adding a new bullet entitled “Current Market Price” but have done so at the end of the Summary Term Sheet rather than under the Fairness of the Reclassification Transaction; Board Recommendation summary.

Effectiveness of the Transaction, page 5

22.	Noting that holders may make investment decisions depending on the status of the Reclassification, please revise to advise as to how holders will be notified of any change in the Board’s willingness to go forward with the transaction.

We have made the requested revision accordingly.

Questions and Answers, page 6

23.	Revise to add a Q&A as to why a “fairness opinion” was not sought by the Company.

We have added the additional Q&A accordingly.

Securities and Exchange Commission

August 10, 2006

Special Factors

Purpose of the Reclassification, page 8

24.	Revise herein and throughout the proxy statement to refer to the 13E-3 transaction rather than the Reclassification.

We have revised the document accordingly.

25.	Noting the disclosures in the fourth paragraph regarding information currently provided to holders that will no longer be provided, revise to add to the Questions and Answers subsection a question on information that will no longer be provided to holders.

We have added the additional question accordingly.

Business Combination, page 10

26.	Revise to disclose the terms of the definitive offer.

We have revised the disclosure accordingly.

Negative Effects, page 14

27.	Revise to indicate all holders will lose liquidity and eliminate references to the OTCBB.

Please see response to Comment 2 above.

Closing Comments

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have attached the requested statement as Exhibit B to this letter.

* * *

Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at 404-572-4561. My fax number is 404-572-6999.

Securities and Exchange Commission

August 10, 2006

Very truly yours,

/s/ James C. Wheeler

James C. Wheeler

For POWELL GOLDSTEIN LLP

Enclosures

::ODMA\PCDOCS\ATL\1059225\1

cc:	Mr. William L. Stephens Mr. Michael R. Clampitt

EXHIBIT A

[LOGO OF POWELL GOLDSTEIN]

August 10, 2006

First Niles Financial, Inc.

55 North Main Street

First Niles, Ohio 44446

Re:	Schedule 13E-3 Transaction (First Niles Financial, Inc.)

Ladies and Gentlemen:

We have acted as counsel to First Niles Financial, Inc., a Delaware corporation (the “Company”), in connection with the filing of its Schedule 13E-3 with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, related to a proposed amendment to the Company’s certificate of incorporation which provides for the reclassification (the “Reclassification”) of certain shares of the Company’s common stock (the “Common Stock”), $0.01 par value, to shares of the Company’s proposed new class of Series A preferred stock (the “Series A Preferred Stock”), $0.01 par value, which Reclassification is designed to reduce the number of shareholders of record of the Common Stock below 300.

In our capacity as special counsel to the Company and in connection with the Reclassification, we have been asked to deliver our opinion as to whether the Common Stock and Series A Preferred Stock constitute separate classes of stock under Delaware law to describe the differences between the rights, powers, obligations and limitations of the Common Stock and the rights, powers, obligations and limitations of the Series A Preferred Stock and to address how the convertibility of the Series A Preferred Stock into Common Stock upon a change in control of the Company affects our opinion. We have reviewed the rights, powers, obligations and limitations of the Common Stock as set forth in the Company’s certificate of incorporation and described in the Company’s preliminary proxy statement filed on August 10, 2006 under cover of Amendment No. 1 to Schedule 14A (the “Proxy Statement”) and the proposed rights, powers, obligations and limitations of the Series A Preferred Stock as set forth in Appendix A to the Proxy Statement. We have also reviewed applicable provisions of the Delaware Code and such other documents as we have deemed appropriate as a basis for the opinions hereinafter set forth. As to all matters of fact, we have relied on officers of the Company.

Relevant Provisions of Delaware Code

Separate Classes of Stock. Section 8-151(a) of the Delaware Code provides that Delaware corporations may issue one or more classes of stock that:

“have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the certificate of incorporation or of any amendment thereto, or in the resolution or resolutions providing for the issue of such stock adopted by the board of directors

First Niles Financial, Inc.

August 10, 2006

pursuant to authority expressly vested in it by the provisions of its certificate of incorporation…”

Dividends. Section 8-151(c) of the Delaware Code provides that:

“The holders of preferred or special stock of any class or of any series thereof will be entitled to receive dividends at such rates, on such conditions and at such times as will be stated in the certificate of incorporation or in the resolution or resolutions providing for the issue of such stock adopted by the board of directors.”

Distributions. Section 8-151(d) of the Delaware Code provides that:

“The holders of the preferred or special stock of any class or of any series thereof will be entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the corporation as will be stated in the certificate of incorporation or in the resolution or resolutions providing for the issue of such stock adopted by the board of directors.”

Convertibility. Section 8-151(a) of the Delaware Code provides that:

“Any stock of any class or of any series thereof may be made convertible into, or exchangeable for, at the option of either the holder or the corporation or upon the happening of a specified event, shares of any other class or classes or any other series of the same or any other class or classes of stock of the corporation, at such price or prices or at such rate or rates of exchange and with such adjustments as will be stated in the certificate of incorporation or in the resolution or resolutions providing for the issue of such stock adopted by the board of directors…”

First Niles Financial, Inc.

August 10, 2006

Distinctions between the Rights, Powers, Obligations and

Limitations of the Common Stock and the Series A Preferred Stock

Voting Rights. The Series A Preferred Stock will have limited voting rights such that holders of the Series A Preferred Stock will be entitled to vote only upon a Change in Control proposal, as defined in the Preferred Rights, and upon no other matters. Such limited voting rights contrast with the unlimited voting rights afforded to the holders of the Common Stock, including, significantly, the right to vote on the election of directors of the Company, the adoption of stock incentive plans and most charter amendments.

Dividend Rights. Under Section 4 of the Preferred Rights, prior to the payment of any dividends to the holders of Common Stock, the holders of the Series A Preferred Stock will be entitled to a preference in the distribution of dividends and will be entitled to receive dividends in an amount not less than 105% of the amount to be paid on the Common Stock prior to the receipt of dividends by the holders of Common Stock.

Liquidation Preference. Under Section 6 of the Preferred Rights, holders of the Series A Preferred Stock will be entitled to a preference in the distribution of assets of the Company in the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, equal to the greater of book value per share, the amount per share to be paid to holders of the Common Stock, or $11.66 per share. If, upon liquidation, dissolution or winding up, the amount so payable are not paid in full to the holders of all outstanding shares of Series A Preferred Stock, then the holders of Series A Preferred Stock will share ratably in any distribution of assets in proportion to the full amounts to which they would otherwise be respectively entitled. Holders of the Common Stock are only entitled to receive, after the prior rights of creditors and holders of the Series A Preferred Stock are satisfied, a ratable share of any remaining assets of the Company available for distribution.

While Section 8-151 of the Delaware Code does not require that different classes of a corporation’s stock have substantially different features or characteristics, as described above, the Common Stock and Series A Preferred Stock have substantially different voting, dividend and liquidation rights.

First Niles Financial, Inc.

August 10, 2006

Convertibility of Series A Preferred Stock

Shares of the Series A Preferred Stock will automatically convert into shares of Common Stock on the basis of one share of Common Stock for each share of Series A Preferred Stock, immediately prior to a change in control of the Company. Section 8-151(e) specifically provides that a corporation may authorize one or more classes of stock that are convertible upon the occurrence of a specified event into shares of any other class.

Accordingly, issued shares of a convertible class of stock are deemed under the Delaware Code to be outstanding shares of the convertible class of stock until they are converted or, stated differently, shares of a convertible class of stock are not deemed to be shares of the class into which they are convertible until the time they are converted. As a result, outstanding shares of the Series A Preferred Stock will be a separate class of stock from the Common Stock under the Delaware Code until such time as they are converted.

Summary and Analysis

Section 8-151(a) of the Delaware Code states that a corporation “may issue 1 or more classes of stock…” The Delaware Code does not indicate that it is necessary for different classes of stock to have distinct features. Accordingly, under the Delaware Code, different classes of a corporation’s stock may be distinguished by simply providing distinguishing titles for the classes, such as “Common Stock,” “Class A Common” or “Series A Preferred Stock.”

While Section 8-151(a) of the Delaware Code does not require that different classes of a corporation’s stock have substantially different features or characteristics, as described above, the Common Stock and Series A Preferred Stock have substantially different voting, dividend and liquidation rights. The Series A Preferred Stock is convertible into Common Stock; however, under Section 8-151(e) of the Delaware Code, shares of a convertible class of stock are not deemed to be shares of the class into which they are convertible until the time they are converted.

Opinion

Under Delaware law, a corporation may authorize one or more classes of stock that have similar or different rights, powers, obligations and limitations. The Delaware Code specifically authorizes corporations to issue classes of stock that may be made convertible into, or exchangeable for, any other class of stock of the corporation upon the happening of a specified event. While Delaware law does not require that separate classes of a corporation’s stock have substantially different features or characteristics, the Common Stock and Series A Preferred Stock have substantially different voting, dividend and liquidation rights. It is our opinion that, upon the filing of a certificate with the Delaware Secretary State setting forth the Preferred Rights of the Series A Preferred Stock, the Common Stock and Series A Preferred Stock will represent separate classes of securities of the Company under Delaware law.

First Niles Financial, Inc.

August 10, 2006

We express no opinion as to matters under or involving the laws of any jurisdiction other than the corporate law of the State of Delaware.

POWELL GOLDSTEIN LLP

/s/ Powell Goldstein LLP

EXHIBIT B

The Company hereby acknowledges and confirms that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Securities and Exchange Commission (the “Commission”) addressed in the letter to the Commission dated August 9, 2006 to which this statement is attached;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This 10th day of August, 2006.

FIRST NILES FINANCIAL, INC.

By:	/s/ Lawrence Safarek
Name: Lawrence Safarek
Title: Vice President and Treasurer